Exhibit 14.1

Mueller Water Products

And Subsidiaries

Code of

Conduct

Policy

And

Compliance

Program

INTRODUCTION

We often hear or read about the concept of “values,” the principles that guide the manner in which we conduct our daily lives, interact with out families and treat others.  In much the same way, a corporation relies upon the fundamental principles, or “core values,” of its employees to achieve its business goals.

Mueller Water Products, LLC, its subsidiaries and direct parent, Mueller Holding Company, Inc., (collectively, the “Company”) have always maintained policies and procedures that underscore our commitment to ethical, moral and legal business conduct.  The principles and procedures set forth in this Code of Conduct outline acceptable workplace behavior and business practices.

Of the many values implicit in the Code, none is more important than integrity, the common thread that connects all our “core values.”  No matter how committed we are to quality, how innovative our products are, how many hours we work or ideas we provide, the long-term success of our Company ultimately depends on building trusting relationships with customers, suppliers, business partners, investors and each other.  This Code outlines the principles through which we will honor our “core values.”

TABLE OF CONTENTS

Vision Statement and Core Values
I.	Conflict of Interest
II.	Entertainment or Gifts
III.	Dealing With Our Suppliers
IV.	Dealing With Our Customers
V.	Accuracy of Company Records
VI.	Confidential Information
VII.	Company Property
VIII.	Information Security
IX.	Securities Laws and Insider Information
X.	Other Laws
XI.	Advertising/Promotion
XII.	Political Contributions
Personal Responsibility
Code of Conduct Compliance Program
Improper Use of the Program
Penalties
Reporting Violations
Contacts

MUELLER WATER PRODUCTS

VISION STATEMENT AND CORE VALUES

Vision Statement – Mueller’s businesses are global and diversified, yet unified in their goals of providing quality products and services that exceed their customers’ expectations, increasing shareholder value and creating an environment where employees thrive and grow.

Accountability - We take responsibility for our behavior and the results that stem from that behavior.

Customer Commitment - We make customers our first priority.  We measure our success by how we meet their expectations.

Fleet of Foot - We are quick and agile in response to the ever-changing business environment.

High Performance Culture - We embrace opportunities to change and continuously improve. We are results driven.

Innovation - We think “outside the box” to find new, creative opportunities.

Integrity - We are honest and ethical in all that we do.

Respect for Others — We treat people with the respect each of us would want.

Safety - We value the health and safety of our co-workers, their families, our customers, suppliers, guests and the communities in which we live and operate.

Teamwork - We work together to create the best result.  We share responsibility for the team success.

I.  CONFLICT OF INTEREST

Company policy regarding a possible conflict of interest is based on the principle that an employee’s business decisions must be made in the best interest of the Company.  In reaching these decisions, an employee cannot be influenced by personal or family considerations that consciously or unconsciously affect his or her judgment as to what is in the best interest of the Company.

A potential conflict of interest exists if a Company employee has a business, financial, family or other relationship with suppliers, customers or competitors that may impair the independence of any judgment the employee renders on behalf of the Company.

As a guide, the following are examples of areas in which Company employees may encounter conflict of interest:

•                  Investments: No employee or his or her immediate family may have a significant (controlling) financial interest or management control in a competitor, supplier or customer of the Company.  A nominal or portfolio investment in a publicly traded firm normally does not represent a conflict of interest provided it does not affect the employee’s efforts on behalf of the Company.

•                  Outside Business Activity:  No employee may have any outside business interest that diverts a significant amount of time or attention from the employee’s duties and responsibilities to the Company.

•                  Employment/Business Activities of Relatives: If an employee has a spouse or close relative who is an employee and/or owner of a customer, supplier or competitor, the employee is expected to disclose the relationship to the Company. The employee may not discuss any confidential Company activity with such persons or reveal any confidential Company papers or materials.

•                  Under no circumstances is an employee to use his or her position to influence the hiring of a close relative.  Similarly, if an employee has a close relative who is also an employee of the Company; it is unacceptable for the employee to be in a position to influence, directly or indirectly, employment or performance decisions regarding the relative.

•                  Business Opportunities: Employees are not to take, or permit others to take, advantage of a business opportunity that properly belongs to the Company, and should promptly report to the Company the existence of any such opportunities of which they become aware.  Employees should not compete with the Company or use Company property, information or position for personal gain.

•                  Executive Loans:  Directors and executive officers are prohibited from receiving a loan of any amount or type from the Company.

If an employee is uncertain whether a particular transaction or relationship may give rise to a conflict of interest, the employee is encouraged to discuss the matter with his or her manager or supervisor, an Ethics Officer or a member of the Ethics Committee before taking any action.

II.  ENTERTAINMENT OR GIFTS

Business decisions by Company employees are expected to be made only on the basis of quality, reputation, service, price and similar competitive factors.  Therefore, good judgment and moderation must be exercised when accepting entertainment and gifts in order to avoid even the appearance that a business decision has been influenced.

Certain gifts and entertainment are not to be accepted under any circumstances, including loans from individuals or organizations having dealings with the Company (unless such individual or organization is in the business of making loans), any form of cash gratuities, private or personal discounts not sanctioned by the Company and any illegal activities.

Specific guidelines relating to acceptance of entertainment or gifts from suppliers and customers are provided in sections relating to supplier and customer relationships.  Employees who have questions regarding the appropriateness of accepting or giving entertainment or gifts are encouraged to seek the advice of their supervisor, a Mueller Ethics Officer or any member of the Mueller Ethics Committee.

III.  DEALING WITH OUR SUPPLIERS

The Company’s worldwide supplier relationships are to be based on the fundamental concepts of honesty, fairness, mutual respect and nondiscrimination.  We encourage continued supplier support that will enhance our mutual prosperity and build sound, long-term relationships.  At the same time, we respect and value healthy competition for our business.  Purchasing decisions by Company employees must therefore be made solely on the basis of quality, reputation, service, cost and similar competitive factors.

Company employees who deal with suppliers or potential suppliers — whether routinely, occasionally or infrequently, directly or indirectly — must be beyond reproach in every business transaction and must not allow themselves to be put into a position where business judgments can be influenced.  The following parameters define the overall environment in which business is to be conducted with our suppliers:

•                  Purchases of materials and services are to be performed fairly and impartially and are not to be influenced by bias or favoritism.

•                  All discussions with an existing or potential supplier are to be restricted solely to the Company’s needs and the materials and/or services being offered by or sought from that supplier.

•                  Any Company employee who has authority to approve or influence purchasing decisions is prohibited from accepting from suppliers or potential suppliers entertainment or gifts in excess of nominal value ($100 in aggregate over a 12-month period) without the specific prior approval of the Mueller Ethics Committee.

•                  If attendance by a Company employee at a vendor-sponsored event would provide a business opportunity for the Company, or promote a business relationship providing a tangible benefit to the Company, associated expenses should be paid by the Company.

•                  Reciprocity with suppliers will not be tolerated.  Bribes, kickbacks, rewards or similar consideration are not to be solicited or accepted in connection with any purchasing transactions.

•                  Company employees who make or approve purchasing decisions are not to solicit gifts of money/time from current or potential suppliers on behalf of charitable, civic or other organizations.

IV.  DEALING WITH OUR CUSTOMERS

The Company is committed to providing services and products that meet all contractual obligations and the Company’s quality standards. Our success depends on building productive relationships with our customers based on integrity, ethical behavior and mutual trust.  All employees are expected to maintain impartial relationships with customers.

We manage our business according to the following principles, regardless of customer merchandising philosophy, format or class of trade:

•                  We will treat all customers fairly and without discrimination.

•                  We will not attempt to unfairly influence customer decisions regarding the purchase of competitive items.

•                  In dealing with our customers, Company employees should exercise sound judgment and moderation and should accept or offer entertainment or gratuities only to the extent they are in accordance with reasonable business practices and reasonable customs in the marketplace.

•                  The Company will not tolerate reciprocity with customers in any part of the business.  Therefore, bribes, kickbacks, rewards, — including cash gratuities and trips — or other similar consideration are not to be solicited, given or accepted in connection with any business transaction.

V.   ACCURACY OF COMPANY RECORDS

All Company business records must be accurate, honest and complete without restriction or qualification.  The accuracy of all records involves both factual documentation and ethical evaluation or appraisal.  Accuracy of records is of critical importance to the Company.

The Company does not maintain nor does it sanction any “off-the-books” fund for any purpose.  Without exception, all Company funds will be accounted for in official Company records, and the identity of each entry and account will be accurate and complete.

The Company prohibits the concealment of any payment by means of passing it through the books and accounts of third parties, such as agents or consultants.

Employees are expected to be honest, objective and loyal in the performance of their record-keeping responsibilities.  No acceptable reason exists for a deliberately false or misleading Company record.

Employees are expected to report immediately any suspected inaccuracy or false statement in the Company’s books and records.

The Company prohibits any action to evade taxes payable by the Company.  It is likewise not permissible to aid or facilitate Company employees, vendors or customers in misrepresenting or evading taxes of any kind.

VI. CONFIDENTIAL INFORMATION

Some of the Company’s most valuable assets include non-public Company information.  As part of an employee’s job responsibility, he or she may work with information and materials that are non-public and confidential.  Protecting this information is vital to the Company’s ability to effectively conduct its business.

Employees must safeguard and must not disclose, misuse or destroy any non-public information that is proprietary or confidential to the Company. Non-public information is information of a confidential, proprietary or secret nature related to the Company’s business.  Such information includes, for example, business contacts, trade secrets and lists of and data concerning leads, prospects, business and product plans, customer information, information about our business methods, pricing, computer programs and/or similar information the Company maintains in confidence.  Non-public, confidential  information may also include information learned about customers, competitors, suppliers or others during employment with the Company.

VII.  COMPANY PROPERTY

The Company prohibits the use of Company personnel, facilities or equipment (including vehicles, telecommunications equipment, computers, and computer-related properties) for other than Company business or a Company-sponsored or Company-approved activity.

For related information, including acceptable use of the internet and e-mail, refer to the Company’s Computer, E-mail, Telephone, Voice Mail and Internet Access Policy available from the Mueller Law Department.

VIII.  INFORMATION SECURITY

Information and information systems are critical to the Company’s assets. Accordingly, Company employees have a duty to preserve, increase the effectiveness and reliability of, and account for Company information and information systems.  Employees are expected to take appropriate steps to ensure that information and systems are properly protected from a variety of threats such as error, fraud, embezzlement, sabotage, extortion, industrial espionage, privacy violations and natural disaster.

Security measures must be employed regardless of the medium on which information is stored (fiche, paper, magnetic media, etc.) or the methods by which it is moved (electronic mail, face-to-face conversation, etc.).  Such protection includes basing access to information on the need to know.

Managers are expected to devote sufficient time and resources to enforce information security for information under their control or use.

For related information, refer to the Company’s Computer, E-mail, Telephone, Voice Mail and Internet Access Policy available from the Mueller  Law Department.

IX.  SECURITIES LAWS AND INSIDER INFORMATION

Since common stock and certain other securities issued or intended to be issued by Mueller Holding Company, Inc. are or will be publicly traded, the Company is subject to numerous federal and state laws regulating disclosure of Company information and the trading of its securities.

For related information, please refer to the Company’s Insider Trading Policy, available from the Mueller Law Department.  If you have questions or are uncertain about how these laws may apply to a specific activity, contact the Mueller Law Department at (813) 871-4120 or (603) 422-8030.  We encourage you to ask questions and seek advice.

X.  OTHER LAWS

Employees of the Company are expected to follow the laws, regulations, judicial decrees and orders applicable to the Company, its property, employees and actions.  While this Code of Conduct addresses some specific legal areas, it cannot comprehensively set forth all applicable legal requirements.  Employees are encouraged to report their concerns to their manager or supervisor, or, if they prefer, to the Company’s auditors, legal counsel or other designated person.

A.  ANTITRUST

The Company’s business is conducted under conditions of intense competition. The Company is committed to the concept of fair and vigorous competition for contributing to economic and social progress.  This specifically includes adherence to antitrust laws and regulations.

For related information, refer to the Company’s Antitrust Compliance Policy, available from the Mueller Law Department.  If you have questions or are uncertain about how these laws may apply to a specific activity, contact the Mueller Law Department.  We encourage you to ask questions and seek advice.

B.   ENVIRONMENTAL / HEALTH AND SAFETY COMPLIANCE

It is Company policy to comply with applicable environmental laws and regulations.  Upon discovery of any hazardous or unsafe condition or event that may affect the environmental impact of the Company’s operations, a Company employee should promptly notify his or her supervisor and, if appropriate, the Company’s Law Department.

Every employee is responsible for attaining and maintaining a safe work environment, and each employee is expected to perform in accordance with all health and safety laws, regulations and Company policies.  Employees are responsible for notifying a supervisor, or, if they prefer, the Company’s internal auditors, the Law Department or other designated person, of any hazardous condition in the workplace and any other suspected violation of health and safety laws and regulations.

For related information, refer to the Company’s Environmental, Health and Safety policy available from the Mueller Law Department.

C.  EMPLOYMENT PRACTICES

The Company is an equal opportunity employer.  Our policy is to maintain a working environment free from harassment and discrimination because of race, color, religion, sex, age, sexual orientation, national origin or disability.  Company policy and governmental regulations forbid harassment and discrimination in recruiting, hiring, training, promotion, transfer, salary administration, and all other terms, conditions and benefits of employment.  The Company has adopted and distributed to every employee a detailed policy forbidding any form of sexual harassment in the workplace.  Mueller Holding Company, Inc. and each of its subsidiaries provide additional guidance to employees on the requirements imposed by the equal opportunity laws and the policy prohibiting sexual harassment in the workplace.

D.  ALCOHOL AND SUBSTANCE ABUSE

The manufacture, distribution, dispensation, possession or use of a controlled substance in the Company’s workplace is prohibited.  Furthermore, the use of a controlled substance outside the Company’s workplace where the effects of such use impair the employee’s ability to safely and efficiently perform his or her job is prohibited.  The presence or use of alcohol in the workplace will not be tolerated.

XXI.  ADVERTISING / PROMOTION

Advertisements used by the Company are to be substantiated by supporting data before they are published or broadcast. Every effort must be made to ensure that the customer is not disappointed by claims for our products that are not supported by performance.  The purpose of our advertising has always been to emphasize the quality of our products.

XII. POLITICAL CONTRIBUTIONS

Corporate political contributions are permitted only with prior written approval of Company legal representatives and corporate and subsidiary officers, and only to the extent allowed by law.  Unauthorized contributions or payments of any type (or promises of the same) to any local or foreign public officials are strictly forbidden.

Acts of hospitality and entertainment directed to public officials should be of such a scale as to avoid compromising the integrity or impugning the reputation of the Company or the public official and shall comply with applicable law.  These acts should not only be legal, proper and correct but should also give that appearance.  All such conduct should be performed with the expectation that it will later become public knowledge.  Employees, as individuals, are encouraged to contribute to the party or candidate of his or her choice.  In no instance are employees to obtain reimbursement from the Company for any such personal contributions.

IN GENERAL . . .

The Company strives to provide a safe, healthful and productive work environment.  Each employee has a personal responsibility to other employees and to the Company to help eliminate actions or circumstances that undermine such work environment.

Ethical business conduct requires that even the appearance of inappropriate behavior be avoided as well as the behavior itself.  The appearance of impropriety can often be avoided by complete and early disclosure of events to appropriate authorities within the Company.  Disclosure and approval received before the fact will frequently avoid questions with regard to subsequent conduct.  In conducting their affairs and the affairs of the Company, employees should remember that over-disclosure is preferable to under-disclosure.

PERSONAL RESPONSIBILITY

Each of us takes pride in the high standards of conduct that identifies us as Company employees.  It is our responsibility to implement and carry out our commitments to our shareholders, customers, suppliers, fellow employees and society as a whole.  Every employee, regardless of position, is expected to assume this responsibility to assist the Company in carrying out these commitments.

All employees assume the responsibility to:

•                  Read and understand the requirements of this Code of Conduct.

•                  Sign required acknowledgment forms and an annual Code of Conduct Compliance Statement.

•                  Abide by the Code of Conduct.

•                  Demonstrate through daily conduct their personal commitment to complying with the Code of Conduct.

•                  Remain alert to actions by any employee, or any other person or organization with which the Company has a relationship that violate the Code of Conduct.

•                  Report all Code of Conduct violations, including complete disclosure of all relevant information.

CODE OF CONDUCT COMPLIANCE PROGRAM

To ensure compliance with this Code of Conduct and all legal and regulatory requirements relevant to our business, a compliance procedure has been established.

This Code of Conduct is designed to provide guidance to all employees on matters of proper business conduct and ethics and should be reviewed with other Company policies.  This compliance procedure has been established to answer questions, provide advice, investigate allegations of wrongdoing and arrange for appropriate corrective and disciplinary actions if violations are discovered. The Mueller Ethics Committee oversees administration of the program, reviews allegations of Code violations and periodically reports to the Company’s Board of Directors.

Improper Use of the Program

In no event will the Company take or threaten any action against an employee for making a report or disclosing information in good faith.  Unfortunately, any program can be abused.  For example, an employee may attempt to harm another employee through false accusations.  Improper use of this compliance procedure will not be tolerated, and such actions will be subject to discipline.

Penalties for Code of Conduct Violations

Depending on severity, violations of this Code of Conduct may result in the Company:

•                  taking disciplinary action, including termination of employment, suspension or demotion.

•                  pursuing civil remedies for restitution.

•                  referring criminal misconduct to appropriate prosecutorial authorities that can result in criminal jail sentences and/or fines.

Additionally, violations of federal, state or local laws can expose both you and the Company to criminal and/or civil prosecution.

REPORTING VIOLATIONS

All employees of the Company have the responsibility to report any violation of this Code of Conduct.  Violations should be reported in detail, conveying as much information as is available to facilitate proper, effective and timely investigation.  Allegations will be reviewed and investigated promptly in cases where sufficient information has been provided. If all known facts and/or documented evidence are not provided appropriate review and follow-up will likely not be possible.

Violations, or possible violations, of the Code of Conduct should generally be addressed first with immediate supervisors.  This may provide valuable insight or perspective and will encourage resolution of problems within the appropriate department.   However, an employee who does not feel comfortable discussing the matter with his or her immediate supervisor should address the matter with the appropriate department head, a member of the Mueller Ethics Committee, a Mueller Ethics Officer, or report it over the special telephone hotline available for this purpose (see hotline information below).  The Mueller Hotline is independently operated by a third party that is not affiliated with Mueller or any of Mueller’s affiliates.  Reports received by the operator of the Hotline will be forwarded to the Mueller Ethics Committee for review and investigation if appropriate.  Reports may be made anonymously.  When possible, written reports should be submitted on the attached Ethical Conduct Inquiry form.

During the review, the person or persons conducting the review will not be at liberty to discuss with the complainant the investigation or preliminary findings.  Depending on the circumstances, upon completion of the investigation, a summary of findings may be reported if requested.

CONTACTS

Current Members of the Mueller Ethics Committee:

General Counsel

Mueller Holding Company

500 West Eldorado Street

Decatur, IL  62525

Phone: (813) 871-4120 (or (603) 422-8030) / Fax: (813)871-4420

Vice President & Controller

Mueller Holding Company

500 West Eldorado Street

Decatur, IL  62525

Phone: (217) 425-7498 / Fax: (217)425-7240

Vice President, Human Resources

Mueller Holding Company

500 West Eldorado Street

Decatur, IL  62525

Phone: (217) 425-7473 / Fax: (217)425-7240

Ethics Officers:

The senior Human Resources / Employee Relations officer or manager of each Mueller Holding Company subsidiary company

Internal Auditors:

Mueller Water Products

Attn:  Anthony Goffigan

Director of Internal Audit

550 West Eldorado Street

Decatur, IL  62522

Phone:  (217) 425-7561 (office)

(217) 425-7240 (fax)

E-mail:  agoffigan@muellercompany.com

Confidential Ethics Hotline:

Phone: (800) 569-9358

The Ethics Hotline is operational 24 hours each day, seven days a week.

MUELLER WATER PRODUCTS

AND SUBSIDIARIES

Code of Conduct

Ethical Conduct Inquiry (ECI)

Instructions

1.              If you are unsure of specifics, estimate or leave the space blank.

2.              You need not identify yourself as the person making this report.  You may also list yourself and others in the appropriate section as persons who may have relevant information.

3.              You may leave your report with an Ethics Officer or mail it to:

Corporate Counsel – Law Department

Mueller Holding Company

500 West Eldorado Street

Decatur, IL  62525

Phone: (813) 871-4120 (or (603) 422-8030) / Fax: (813)871-4420

Attn: Confidential Ethical Conduct Inquiry

or to:

Mueller Water Products

Attn:  Anthony Goffigan

Director of Internal Audit

550 West Eldorado Street

Decatur, IL  62522

Phone:  (217) 425-7561 (office)

(217) 425-7240 (fax)

4.              You may confirm that your report was received by calling the Mueller Holding Company Law Department anonymously at (603) 422-8030 or (813) 871-4057 or Internal Audit Director, Anthony Goffigan at (217) 425-7561 and asking if the report has been logged in.

Circumstances of Suspected Violation*

(Attach additional sheets if needed)

Briefly describe suspected violation (what happened)?

When did it happen?

Where?

Person(s) suspected of involvement:

Person (s) who may have relevant information:

Date:	Signature: (optional):

*Failure to disclose all known facts will prevent a complete and timely investigation.

The contents of this document do not constitute the terms of a contract of employment.  This document should not be construed as a guarantee of continued employment.  Rather, employment with Mueller Holding Company, Inc. or any of its subsidiaries is on an “at will” basis.  This means that the employment relationship may be terminated at any time by either the employee or the employer for any reason not expressly prohibited by law.